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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)1

Mikohn Gaming Corporation
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
59862K108
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	59862K108	13G	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Jefferies Advisers, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	59862K108	13G	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Jefferies & Company, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

CUSIP No.	59862K108	13G	Page	4	of	7
Item 1.
(a)	Name of Issuer:

Mikohn Gaming Corporation

(b)	Address of Issuer’s Principal Executive Offices:

920 Pilot Road, P.O. Box 98686 Las Vegas, Nevada 89119
Item 2.
(a)	Name of Person Filing:
(i)	Jefferies Advisers, Inc.

(ii)	Jefferies & Company, Inc.
(b)	Address of Principal Business Office or, if none, Residence:

Jefferies Advisers, Inc. 520 Madison Ave., 12th Floor New York, New York 10022

Jefferies & Company, Inc. 520 Madison Ave., 12th Floor New York, New York 10022

(c)	Citizenship: (i) Delaware, (ii) Delaware

(d)	Title of Class of Securities: Common Stock, par value $0.10

(e)	CUSIP Number: 59862K108

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	59862K108	13G	Page	5	of	7
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(J).
Item 4.     Ownership.
The following sets forth beneficial ownership information:

(a)	Amount beneficially owned:		0

(b)	Percent of class:		0.0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose or direct the disposition of:	0

	(iv)	Shared power to dispose or direct the disposition of:	0
The Reporting Persons acquired beneficial ownership of the shares reported herein in connection with a transaction with Mikohn Gaming Corporation (“Mikohn”) as described in Mikohn Gaming Corporation’s Form 8-K filed October 23, 2003.
Jefferies Advisers, Inc. (“JAI”) was the investment adviser to Jefferies & Company, Inc. and had sole voting and dispositive power on the shares previously reported.
Item 5.     Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

CUSIP No.	59862K108	13G	Page	6	of	7

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8.     Identification and Classification of Members of a Group.
Not Applicable.
Item 9.     Notice of Dissolution of a Group.
Not Applicable.
Item 10.   Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006	Jefferies & Company, Inc.
	By:	/s/ Roland T. Kelly
Roland T. Kelly
Vice President and Assistant General Counsel

February 9, 2006	Jefferies Advisers, Inc.
	By:	/s/ Roland T. Kelly
Roland T. Kelly
Secretary

CUSIP No.	59862K108	13G	Page	7	of	7
Jefferies & Company, Inc. and Jefferies Advisers, Inc. agreed to jointly file a Schedule 13G and amendments thereto to report beneficial ownership of shares of common stock of Mikohn Gaming Corporation.